UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF l934

APPYEA, INC.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	46-1496846 (I.R.S. Employer Identification No.)

16 Natan Alterman St Gan Yavne, Israel (Address of principal executive offices)	(Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐	If this Form relates to the registration of a class of pursuant to General Instruction 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:

(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Title of Each Class
to be so Registered	to be so Registered

Securities to be registered pursuant to Section 12(g) of the Act:

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class)

(Title of Class)

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The securities to be registered hereby are the shares of common stock, par value $0.0001 per share, of AppYea, Inc. (the “Registrant”).

DESCRIPTION OF CAPITAL STOCK

Under our certificate of incorporation, we are authorized to issue 950,000,000 shares of capital stock, comprised of 900,000,000 common stock, par value $0.0001 per share and 500,000 Preferred Stock, par value $0.0001 per share. The following description summarizes significant provisions of our capital stock and is qualified in its entirety by reference to our certificate of incorporation, bylaws, documents governing our capital securities and Nevada law.

Common Stock

As of November 21, 2022, there were 220,930,798 shares of our common stock outstanding, which were held of record by 103 stockholders. Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available therefore, cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock

As of November 21, 2022 there were 300,000 shares of our Series A Preferred Stock issued and outstanding. The holders of the Series A Preferred Stock have the right to convert such stock into common stock at a conversion rate equal to one share of preferred for 1,500 shares per the common stock for the five previous trading days. The holders of Class A Preferred Stock shall vote 1,000 shares of common for each share of Class A Preferred Stock.

Warrants

As of November 21, 2022, we had outstanding warrants to purchase 633,334 shares of our common stock, subject to adjustment. The current exercise prices of the warrants are $0.6 per share, subject to adjustment. The exercise periods of the warrants terminate on dates ranging from November 24, 2025 to May 9, 2026.

Convertible Notes

As of November 21, 2022, we had outstanding convertible notes in the principal amount of $1,307,130. The interest rates on such notes ranges from 5% to 12% per annum. The notes are convertible into shares of our common stock at a per share conversion rate of $0.04 to $0.1.

Certain Provisions of Our Certificate of Incorporation and Bylaws

Some provisions of our certificate of incorporation and bylaws may tend to discourage unsolicited takeover attempts for us, including takeover attempts that may result in our stockholders receiving a premium over the market price for their shares of our common stock and other takeover attempts that our stockholders may consider to be in their best interests, and may also tend to perpetuate our current management.

Meetings of Stockholders. Our bylaws further provide that meetings of our stockholders may be called by our board of directors,the Chairperson or the holders of 25% of our issued and outstanding stock.

Advance Notice Requirements. Our Second Amended and Restated Bylaws provide that, for nominations to the Board of Directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual meeting date. For a special meeting, the notice must generally be delivered not earlier than the 90th day prior to the meeting and not later than the later of (i) the 60th day prior to the meeting or (ii) the 10th day following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in the Amended and Restated Bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.

Authorized But Unissued Shares

The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and issuances of our stock pursuant to employee benefit plans. The existence of authorized but unissued shares of our common stock could make it more difficult, or discourage an attempt, to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

ITEM 2. EXHIBITS.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit
Number	Exhibit Title or Description
3.01	Amended and Restated Articles of Incorporation.(1)
3.03	Bylaws (1)
4.01	Form of Specimen Stock Certificate for Registrant’s Common Stock.(1)

Notes to Exhibit List:

(1)	Incorporated herein by reference to Registrant’s Registration Statement on Form S-1 (Registration no. 333- 264834), as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

November 21, 2022	AppYea, Inc.

	By:	/s/ Bary Molchadsky
Bary Molchadsky
Chief Executive Officer